Exhibit 99.1
GRUPO TRANSPORTACIÓN FERROVIARIA
MEXICANA, S. A. DE C. V.
COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2003 AND 2004

GRUPO TRANSPORTACIÓN FERROVIARIA
MEXICANA, S. A. DE C. V.
COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2003 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Grupo Transportación Ferroviaria Mexicana, S. A. de C. V.
We have audited the accompanying consolidated balance sheets of Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the related combined and consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the three years in the period ended December 31, 2004, all expressed in US dollars. These combined and consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the aforementioned combined and consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the combined and consolidated results of their operations, their cash flows and the changes in their stockholders’ equity for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
/s/ PricewaterhouseCoopers, S. C.
PricewaterhouseCoopers, S. C.
Mexico City, April 16, 2005

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
CONSOLIDATED BALANCE SHEETS
(Note 1)
(Amounts in thousands of US dollars, except share amount)

	December 31,
Assets	2003	2004

Current assets:
Cash and cash equivalents	$3,597	$14,245
Accounts receivable — net of allowance for doubtful accounts of $3,921 in 2003 and $3,871 in 2004	101,595	106,014
Accounts receivable from related parties (Note 11)	1,550	31,569
Taxes recoverable (Note 3)	51,244	41,902
Other accounts receivable — Net (Note 4)	34,046	30,155
Inventories (Note 5)	16,693	21,738
Other current assets (Note 6)	13,090	7,036

Total current assets	221,815	252,659

Concession rights and related assets, net (Note 7)	1,174,217	1,130,917
Properties, net (Note 8)	660,294	558,669
Investments held in associate company (Note 2a.)	8,020	8,061
Deferred income taxes and employee statutory profit sharing (Note 15)	238,474	255,081
Debt issuance cost and other assets	30,844	29,575

Total assets	$2,333,664	$2,234,962

Current liabilities:
Current portion of long-term debt (Note 9)	$194,666	$66,376
Interest payable	3,912	4,073
Current portion of capital lease obligations (Note 16)	414	373
Payable to related parties (Note 11)	6,150	3,907
Suppliers	76,902	57,169
Accounts payable and advance payments from customers	38,706	46,930
Provisions and accrued expenses (Note 12)	38,079	32,574

Total current liabilities	358,829	211,402

Long-term debt (Note 9)	771,380	838,940
Long-term portion of capital lease obligations (Note 16)	1,556	1,255
Liability under association in participation agreement	118,688	118,688
Other long-term liabilities (Note 13)	33,724	25,204

Total long-term liabilities	925,348	984,087

Total liabilities	1,284,177	1,195,489

Minority interest (Note 2r.)	236,301	234,633

Commitments and contingencies (Note 16)

Stockholders’ equity (Note 14):
Common stock, 10,063,570 shares authorized, issued without par value	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect on purchase of subsidiary shares	(17,115)	(17,115)
Retained earnings	228,197	219,851

Total stockholders’ equity	813,186	804,840

Total liabilities and stockholders’ equity	$2,333,664	$2,234,962

The accompanying notes are an integral part of these consolidated financial statements.

(2)

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
(Note 1)
(Amounts in thousands of US dollars)

	Year ended December 31,
	2002	2003	2004

Revenues	$712,140	$698,528	$699,225

Operating expenses:
Purchased services	178,358	190,344	165,396
Compensation and benefits	98,338	110,234	110,830
Depreciation and amortization	83,011	87,166	88,732
Fuel, material and supplies	58,594	71,843	89,381
Other leases	55,738	56,884	53,027
Car hire	42,245	42,378	41,986
Other costs	37,960	32,387	43,818

	554,244	591,236	593,170

Operating income	157,896	107,292	106,055

Equity in net earnings of unconsolidated affiliates (Note 2a.)	1,269	282	41
Interest income	4,974	1,509	514
Interest expense	(100,789)	(112,641)	(112,296)
Exchange (loss) gain — Net	(17,411)	(13,695)	429

Income (loss) before income taxes and minority interest	45,939	(17,253)	(5,257)

Income tax (benefit) provision (Note 15)	(91,505)	(51,489)	4,710

Income (loss) before minority interest	137,444	34,236	(9,967)
Minority interest	(27,260)	(6,922)	1,621

Net income (loss) for the year	$110,184	$27,314	$(8,346)

The accompanying notes are an integral part of these combined and consolidated financial statements.

(3)

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Note 1)
(Amounts in thousands of US dollars)

	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income (loss) for the year	$110,184	$27,314	($8,346)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	83,011	87,166	88,732
Amortization of discount on senior unsecured debentures and commercial paper	23,158	370	47
Income tax and deferred income tax expense and statutory profit sharing (benefit)	(117,297)	(73,780)	(9,476)
Minority interest	27,260	6,922	(1,621)
Loss on sale of properties and write off of cost of properties, net	6,897	2,909	3,704
Gain on sale of Mexrail’s shares			12,221
Changes in working capital items:
Accounts receivable	12,966	(10,999)	(12,399)
Other accounts receivable	(36,915)	21,338	7,680
Inventories	3,068	3,568	(5,696)
Other current assets	(2,170)	(957)	(5,792)
Amounts receivable to related parties	(4,180)	741	(14,217)
Accounts payable and accrued expenses	13,811	38,032	3,717
Other non-current assets and long-term liabilities	22,671	(2,960)	28,923

Total adjustments	32,280	72,350	95,823

Net cash provided by operating activities	142,464	99,664	87,477

Cash flows from investing activities:

Proceeds from sale of Mexrail’s shares net of cash			27,147
Investment in Mexrail	(44,000)
Proceeds from sale of properties	642	2,390	420
Acquisition of properties	(89,355)	(73,121)	(41,143)

Net cash used in investing activities	(132,713)	(70,731)	(13,576)

Cash flows from financing activities:

Payments under commercial paper	(340,000)	(37,001)	(10,000)
Proceeds from commercial paper	196,738		20,000
Proceeds from senior notes	175,241
Proceeds from term loan facility	128,000
Principal payment of term loan facility		(18,286)	(71,129)
Principal payments under capital lease obligations	(298)	(298)	(339)
Debt issuance cost	(29,718)		(1,785)
Acquisition of treasury shares	(162,575)

Net cash provided by (used in) financing activities	(32,612)	(55,585)	(63,253)

(Decrease) increase in cash and cash equivalents	(22,861)	(26,652)	10,648
Cash and cash equivalents:
At beginning of year	53,110	30,249	3,597

At end of the period	$30,249	$3,597	$14,245

Supplemental information:

Cash paid during the year for interest	$58,525	$98,626	$97,604

Non-cash transactions:

Due from Mexican Government	$93,555

Due from related parties	$20,000

Assets acquired through capital lease obligation		$120

The accompanying notes are an integral part of these combined and consolidated financial statements.

(4)

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Notes 1 and 14)
(Amounts in thousands of US dollars)

			Effect on
			purchase of
	Common	Treasury	subsidiary	Retained
	stock	shares	shares	earnings	Total

Balance at December 31, 2001	$807,008		$17,912	$90,421	$915,341

Effect on purchase of subsidiary shares			(35,027)	278	(34,749)

Treasury shares		$(204,904)			(204,904)

Net loss for the year				110,184	110,184

Balance at December 31, 2002	807,008	(204,904)	(17,115)	200,883	785,872

Net loss for the year				27,314	27,314

Balance at December 31, 2003	807,008	(204,904)	(17,115)	228,197	813,186

Net income for the year				(8,346)	(8,346)

Balance at December 31, 2004	$807,008	$(204,904)	$(17,115)	$219,851	$804,840

The accompanying notes are an integral part of these combined and consolidated financial statements.

(5)

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts in thousands of US dollars ($) or thousands of pesos (Ps), except number of shares)
NOTE 1 — THE COMPANY:
Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. (“Grupo TFM”) was incorporated on July 12, 1996. In December 1996, Grupo TFM was awarded the right to acquire (the “Acquisition”) an 80% interest in TFM, S. A. de C. V. (“TFM” or the “Company”), formerly Ferrocarril del Noreste, S. A. de C. V. pursuant to a stock purchase agreement.
Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in the Company and Arrendadora TFM, S. A. de C. V. (“Arrendadora TFM”). The stockholders of Grupo TFM are TMM Multimodal, S. A. de C. V. (“TMM Multimodal”), an indirect subsidiary of Grupo TMM, S. A. de C. V. (“Grupo TMM”), Nafta Rail, S. A. de C. V. (“Nafta”), an indirect subsidiary of Kansas City Southern (“KCS”) and TFM. See Note 14.
Arrendadora TFM was incorporated on September 27, 2002 under the Mexican Law regulations and its only operation is the leasing to TFM of the locomotives and cars acquired through the privatization previously transferred by TFM (locomotives in 2002 and cars in 2003). Arrendadora TFM is a subsidiary of TFM.
TFM lines form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lázaro Cárdenas, Veracruz and Támpico and the Mexican/United States border crossings of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.
A significant portion of the Company’s employees are covered under a collective bargaining agreement dated July 1, 2003. Under this labor agreement, the compensation terms of the collective bargaining agreement are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years.

(6)

On February 27, 2002, Grupo TMM and KCS announced that they had agreed to sell Mexrail Inc. (a US company), and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002 and the purchase price was paid by crediting an account receivable amounting to $20,000 due from Grupo TMM, and the remaining balance of $44,000 was paid in cash. As a result, Mexrail, Inc., with its wholly owned subsidiary, the Tex-Mex Railway, became wholly owned subsidiaries of TFM.
The purchase of Mexrail by TFM was recorded as purchase accounting with partial fair value step-up (49%), being recognized for the assets and liabilities being acquired for the portion deemed purchased from KCS. Thus, excess amount was recorded as an increase of fixed assets of $20,557 and a corresponding deferred income tax liability for $9,249. The portion sold by Grupo TMM to TFM (51%) was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of Grupo TMM. The transaction resulted in a reduction of stockholders’ equity, at TFM level amounting to $41,952 representing the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000. Thus, the transaction at the Grupo TFM level was accounted as a reduction of stockholders’ equity amounting to $33,562 and to minority interest amounting to $8,390.
For financial reporting purposes, the transaction has been retroactively reflected for all the previous periods on a historical cost basis in a manner similar to a pooling of interest.
On May 9, 2003, TFM sold a 51% interest in Mexrail to KCS for $32.6 million. Within two years of the date of this agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Since the sale was conditional on obtaining approval of the transaction by the U.S. Safety Transportation Board (STB), TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS.
Grupo TMM and TFM entered into a new Stock Purchase Agreement on August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of the agreement, KCS purchased from TFM 51% of the outstanding shares of Mexrail Inc., for $32.7 million, and placed these shares into trust pending STB approval. The terms of the new Mexrail Stock Purchase Agreement are substantially similar to the May 9, 2003 Stock Purchase Agreement, but TFM does not have any right to repurchase the Mexrail shares sold to KCS and KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005.
As a result of the sale of Mexrail, in August 2004, Grupo TFM derecognized the assets and liabilities associated with this business and recognized a net loss of $6.8 million (net of legal fees) related to the sale of the 51%, consisting of the net proceeds over the carrying value of 51% of the investment. As for the remaining 49%, given that the sale price is fixed and determinable, the carrying value was written down to the expected proceeds of $31.4 million, for an additional loss amount of $5.4 million. Effective August 2004, Grupo TFM has no significant involvement with its remaining investment in Mexrail and hence, ceased applying equity method accounting.

(7)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:
a. Principles of Consolidation
The consolidated financial statements include subsidiaries which are fully consolidated from the date on which control is transferred to Grupo TFM. All intercompany accounts and transactions have been eliminated.
Subsidiaries
Subsidiaries are all entities over which Grupo TFM has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the the voting rights. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by Grupo TFM, except for the acquisition of Mexrail in 2002 which was considered a business reorganization of companies under the same control group. Therefore such transaction was accounted at historical cost.
The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.
All intercompany transactions, balances and unrealized gains on transaction between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by Grupo TFM.
b. Investments held in Associate Company
Associates are all entities over which TFM has significant influence but not control, generally arising when the company controls between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.
When Grupo TFM’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognized further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealized gains on transactions between Grupo TFM and its associates are eliminated to the extent of Grupo TFM’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(8)

c. Translation
Although Grupo TFM and subsidiaries are required to maintain their books and records for tax purposes in Mexican pesos (“Ps”), except Mexrail and its subsidiary until August 2004, Grupo TFM and subsidiaries keep records and use the US dollar as their functional and reporting currency as the US dollar is the currency that reflects the economic substance of the underlying events and circumstances relevant to the entity (i.e. historical cost convention).
Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical rate.
d. Cash and cash equivalents
Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months.
e. Accounts receivable, net
Accounts receivable, net includes accounts receivable reduced by an allowance for uncollectible accounts as determined based on historical experience and may be adjusted for economic uncertainties or known trends. Accounts are charged to the allowance for bad debts when a customer enters bankruptcy, when an account has been transferred to a collection agent or submitted for legal action and in certain other cases, when a customer is significantly past due and all available means of collection have been exhausted.
f. Inventories
Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost and net realizable value.
g. Concession rights and related assets
Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Notes 7 and 8). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 7) based on their estimated fair value.

(9)

The assets acquired and liabilities assumed include:
(i)	The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, railcars and materials and supplies;

(ii)	The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;

(iii)	The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and

(iv)	Finance lease obligations assumed.
h. Properties, net
Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated by the straight-line method based on the estimated useful lives of the respective fixed assets (see Note 8).
Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of rebuilding locomotives is capitalized once the expenditure is incurred and is amortized over the period in which benefits are expected to be received (estimated to be eight years).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement (see Note 15).
i. Debt issuance costs
Debt issuance costs, which are included in other assets, are amortized using the interest method over the term of the related debt.
j. Deferred income tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.
Deferred tax assets are recognized to the extent that it is more likely than not that future taxable income against which the temporary differences can be utilized, will be available.

(10)

Deferred income tax is provided on temporary differences arising on investment in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets or liabilities are not recognized for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes. Consequently, the book basis of the temporary differences is based on the historical local currency amount and the tax indexing of the non-monetary items are eliminated.
k. Employees’ statutory profit sharing
Employees’ statutory profit sharing is determined at the statutory rate of 10% of temporary differences and NOLs. The Tax Authorities had challenged the Company’s calculation of deferred profit sharing in the late 1990’s, but the Company prevailed with a Supreme Court ruling in 1999, followed by a Tax Authority Release acknowledging the Company’s ability to continue to calculate profit sharing the way it had been, as well as the Company’s ability to utilize NOL carryforwards in the calculation of Profit Sharing. Due to a technical amendment to the Tax Law in 2002, the Tax Authorities have been able to reassert their earlier objections. At this time, their objections are limited to whether the Company may deduct NOL carryforwards in the calculation of the Profit Sharing. The Company, after consultation with legal counsel, believes that the Constitution supports the Company’s ability to deduct NOL’s. Given this, and the Supreme Court’s earlier ruling, the Company believes the Tax Authorities’ claims are without merit.
The statutory rate is adjusted as prescribed by the Mexican Income Tax Law.
l. Debt
Debt is recognized initially as the proceeds received, net of transactions costs incurred. Debt is subsequently stated at amortized cost using the effective yield method; any difference between proceeds and the redemption value is recognized in the income statement over the period of the debt.
m. Seniority premiums
Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. At December 31, 2003 and 2004, the Company had a provision of $847 and $1,037, respectively, which is included in other long-term liabilities on the consolidated balance sheets.

(11)

Other compensations based on length of service to which employees may be entitled in the event of dismissal, in accordance with the Mexican Federal Law, are charged to the income statement in the year in which it is probable that they will become payable.
n. Deferred financing charges
Legal fees are expensed as incurred.
o. Revenue recognition
Revenue comprises the fair value for services, net of rebates and discounts and after the elimination of revenue within subsidiaries. Revenue is recognized based upon the percentage of completion of a commodity movement.
p. Intangible assets and long-lived assets
The carrying value of definite lived intangible assets and long-lived assets in use are periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its fair value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable discounted cash flows.
q. Leases
Leases of property, machinery and equipment where the Company has assumed substantially all the risks and rewards of ownership are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.
r. Minority interest
The minority interest reflects the 20% share of the Company held by the Government.

(12)

s. Use of estimates
The preparation of the combined and consolidated financial statements requires Management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
t. Provisions
Provisions for insurance claims from customers for merchandise damages during the freight transportation and legal claims and property damage are recognized when Grupo TFM has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
u. Share capital
Ordinary shares are classified as equity. Grupo TFM does not have other equity instruments besides common stock.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.
Where any subsidiary purchases Grupo TFM equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the equity holders. During 2002, 2003 and 2004 Grupo TFM has not cancelled, reissued or disposed of treasury shares.
v. Financial instruments and hedging activities
Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Company may occasionally designate certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

(13)

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset (for example, property, plant and equipment) or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement (for example, when the forecasted sale takes place).
w. Segments
Grupo TFM is organized into one business segment (railways) and operates in one geographical segment (Mexico).
x. Financial risk management
(i) Financial risk factors
Grupo TFM enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements and U.S. based fuel futures.
(ii) Foreign exchange risk
Grupo TFM operates internationally and is exposed to foreign exchange risk arising from exposure primarily with respect to the Mexican peso. Grupo TFM occasionally enters into derivative instruments to cover a portion of this risk.
These contracts meet Grupo TFM’s policy for financial instruments, however did not meet the conditions to qualify for hedge accounting. Consequently, the instruments are mark to market and resulting gains and losses related to such transactions are recognized in the income statement. See Note 10.
(iii) Interest-rate risk
The Company’s income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of the finance leases to which TFM is lessor are fixed at the inception of the lease. TFM’s policy is to maintain at least 75% of its borrowings in fixed-rate instruments. At year end December 31, 2003 and 2004, 80% and 85%, respectively, were at fixed rates.

(14)

(iv) Concentration of risk
Over 15.9% of the Company’s transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, the Company’s largest customer accounted for approximately 8% of transportation revenues. The Company performs ongoing credit valuations of its customers’ financial conditions and maintains a provision for impairment of those receivables.
y. New accounting pronouncements
In November 2004, the FASB issued SFAS No. 151, Inventory Costs. The statement amends Accounting Research Bulletin (ARB) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material.
ARB No. 43 previously stated that these costs must be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of so abnormal. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any impact on the Company’s current financial condition or results of operations.
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.
In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), Accounting for Stock Based Compensation. The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends

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SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statements are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of SFAS 123R will not have a material impact on the consolidated financial statements.
In March 2004, the Emerging Issues Task Force (EITF) ratified EITF Issue No. 03-1 (EITF 03-1). The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The recognition and measurement guidance in Issue 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not expect the adoption of EITF 03-1 to have a material impact on its financial position or results of operations because the Company does not hold any applicable investments.
In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14 (EITF 02-14), Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock. EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a material impact on our consolidated financial position, results of operations or cash flows.
In November 2004, the EITF reached a final conclusion on Issue 04-8, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share. This issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF’s conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless or whether the conversion contingencies have been met. EITF Issue No. 04-8 is effective for periods ending after December 15, 2004 and would be applied by retrospectively restating previously reported diluted earnings per share. The adoption of EITF Issue No. 04-8 did not have a material impact on our consolidated financial position, results of operations or cash flows.

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NOTE 3 — TAXES RECOVERABLE:
Taxes recoverable are summarized below:

	December 31,
	2003	2004

Special tax on production and services	$31,000	$27,700
Withholding tax (Car Hire)	4,917	4,957
Payroll taxes	5,013	5,064
Withholding tax on the sale of Mexrail’s shares		3,268
Value added tax — Net	9,884	83
Other	430	830

	$51,244	$41,902

NOTE 4 — OTHER ACCOUNTS RECEIVABLE — NET:

	December 31,
	2003	2004

Services to foreign railroads	$12,786	$12,150
Car repairs	4,842	8,701
Insurance claims	9,794	3,670
Helm Financial Corporation	2,100	3,600
Employees Union	828	682
Other	3,696	1,352

	$34,046	$30,155

NOTE 5 — INVENTORIES:

	December 31,
	2003	2004

General inventory	$15,742	$19,994
Locomotive fuel stock	1,810	2,603
Inventory reserve	(859)	(859)

	$16,693	$21,738

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NOTE 6 — OTHER CURRENT ASSETS:

	December 31,
	2003	2004

Prepaid expenses	$4,815	$3,413
Advance to suppliers	5,602	1,623
Prepaid insurance premiums	2,673	2,000

	$13,090	$7,036

NOTE 7 — CONCESSION RIGHTS AND RELATED ASSETS:
In December 1996, the Mexican Government or the Government, granted TFM the Concession, or the Concession, to operate the northeast rail lines for an initial period of fifty years, exclusive for thirty years, renewable, subject to certain conditions, for a second period of equal length. Under the terms of the Concession, the Company has the right to use and is obligated to maintain the right of way, track structure, buildings and related maintenance facilities to the operational standards specified in the concession agreement and to return the assets in that condition at the end of the concession period. The company had complied with its obligations and there was no outstanding obligation to carry out maintenance work at the end of 2004.
Concession rights and related assets are summarized below:
Amortization of concession rights was $39,769, $41,070, and $39,630 for the years ended December 31, 2002, 2003 and 2004, respectively.

	December 31,
			Estimated useful
	2003	2004	life (years)

Land	$132,878	$132,878	50
Buildings	33,113	33,113	27-30
Bridges	75,350	75,350	41
Tunnels	94,043	94,043	40
Rail	317,268	317,268	29
Concrete and wood ties	137,351	137,351	27
Yards	106,174	106,174	35
Ballast	107,189	107,189	27
Grading	391,808	391,808	50
Culverts	14,942	14,942	21
Signals	1,418	1,418	26
Others	57,537	57,537

	1,469,071	1,469,071

Accumulated amortization	(294,854)	(338,154)

Concession rights and related assets — net	$1,174,217	$1,130,917

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NOTE 8 — PROPERTIES, NET:
Pursuant to the asset purchase agreement, the Company obtained the right to acquire locomotives and railcars and various materials and supplies, formerly owned by FNM. The Company also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally acquired by FNM under capital lease arrangements (see Note 16). Legal title to the purchased assets was transferred to TFM at that time.

	December 31,
			Estimated useful
	2003	2004	life (years)

Locomotives	$178,843	$174,939	14
Freight cars	92,502	87,136	12-16
Machinery of workshop	18,111	17,651	8
Machinery of road	31,004	34,517	14
Terminal and other equipment	94,526	73,837	1-15
Track improvement	315,951	288,065	15-48
Buildings	6,604	5,283	20
Overhaul	88,581	94,191	8

	826,122	775,619

Accumulated depreciation	(240,936)	(259,425)

	585,186	516,194
Land (1)	38,406	26,907
Construction in progress	36,702	15,568

	$660,294	$558,669

(1)	Includes land under capital lease amounting to $2,981 and $2,981 in 2003 and 2004, respectively.
Depreciation of property, machinery and equipment was $42,781 in 2002, $46,957 in 2003 and $46,871 in 2004.

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NOTE 9 — DEBT:
Financing is summarized as follows:

	December 31,
	2003	2004
	Net	Net
	Borrowings	Borrowings
Short-term debt:

Commercial paper (1)	$84,953

Current portion of long-term debt:

First Amended and Restated Credit Agreement (3)		$66,376
Term loan facility (2)	109,713

	$194,666	$66,376

Long-term debt:

Senior notes due 2007 (4)	$150,000	$150,000
Senior discount debentures (5)	443,500	443,500
Senior notes due 2012 (6)	177,880	178,131
First Amended and Restated Credit Agreement (3)		67,309

	$771,380	$838,940

(1) Commercial paper
The commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the bank facility. The commercial paper facility allows the Company to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the years ended December 31, 2003 and 2004 was 1.28% and 1.17%, respectively. See (3) for refinancing and (2) for term loan facility.
(2) Term loan facility
The term loan facility is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the year ended December 31, 2003 and 2004 was 3.97% and 3.78%, respectively. See (3) for refinancing.

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(3) First Amended and Restated Credit Agreement due 2006
On June 24, 2004 the Company concluded negotiating with its lender for the amendments to the Term Loan and also the refinancing of its Commercial Paper Program to extend the final maturity date to September 17, 2006. Under the amendment, both facilities are comprised under one single term loan named First Amended and Restated Credit Agreement or FARCA. Amounts outstanding under the FARCA facility are secured by a first priority conditional pledge on the locomotives and other rolling stock owned by Arrendadora TFM.
The FARCA is a two year term loan in the amount of $186,429 ($162,570 in US dollars and $23,858 in Pesos). The dollar loan as well as the peso loan shall be payable in consecutive semi-annual installments beginning in September 2004 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the FARCA rank at least pari passu with the other senior unsecured indebtedness.
The average interest rate for the year ended December 31, 2004 was 4.42% for the US dollar portion and 9.96% for peso portion.
Interest expense related with the FARCA amounted to $4,285, for the year ended December 31, 2004.
(4) Senior notes due 2007
In June 1997 the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.
Interest expense related with the senior notes amounted $16,167, for each one of the years ended December 31, 2002, 2003 and 2004.
(5) Senior discount debentures or SDDs
The US dollar denominated SDDs were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest was payable thereon prior to June 15, 2002. The SDD will mature on June 15, 2009. The SDD yield 11.75% fixed rate at semiannual specified date an accreted value, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the SDDs is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDDs are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at a certain redemption price of 100% starting on June 15, 2004 from and thereafter (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any.
Interest expense related with the SDDs amounted $53,406, $54,796 and $54,796 during 2002, 2003 and 2004, respectively.

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(6) Senior notes due 2012
In 2002, TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% SDDs due 2009 to an amendment providing for certain changes to the “Limitation on Restricted Payments”, “Limitation on Indebtedness”, and “Limitation on Liens” covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue additional $180,000 in new debt and to purchase the call option shares in Grupo TFM held by the Government (see Note 14).
In June 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM’s option on or after June 15, 2007 and, subject to certain limitations. The senior notes were issued at a discount of $2.5 million, which is being amortized based on the interest method over its term.
The Company incurred and accounted for as transaction costs $25.1 million in consent and professional services fees in connection with the issuance of these notes. These transaction costs are being amortized based on the interest method over the term of the senior notes.
Interest expense related with the senior notes due 2012 amounted to $23,659, for the year ended December 31, 2003 and 2004.
Covenants
The agreements related to the above-mentioned loans include certain affirmative and negative customary covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitation on affiliate transactions and restrictions and asset sales.
Maturity of long-term debt as of December 31, 2004 is as follows:

2004

2006	$67,309
2007	150,000
2008
2009	443,500
2010 and thereafter	178,131

$838,940

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NOTE 10 — FINANCIAL INSTRUMENTS:
Fuel swap contracts
The Company may occasionally seek to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. TFM’s fuel hedging program covers approximately 25% of estimated fuel purchases. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period.
As a result of the fuel swaps contracts acquired during 2003, the realized gain was $849.
The Company had not acquired any fuel future contracts during 2004 therefore, the Company did not have any fuel futures contracts at December 31, 2004.
Foreign exchange contracts
The purpose of the Company’s foreign exchange contracts is to limit the risks arising from its peso-denominated monetary assets and liabilities.
The nature and quantity of any hedging transactions will be determined by Management based upon net assets exposure and market conditions.
As of December 31, 2002, the Company had one Mexican peso call option outstanding in the notional amount of $1.7 million, based on the average exchange rate of Ps11.0 per dollar. This option expired in May 29, 2003.
Additionally, as of December 31, 2002, the Company had one forward contract outstanding in the notional amount of $10 million, based on the exchange rate of Ps9.769 per dollar. This forward expired on February 13, 2003.
As of December 31, 2003, the Company had two Mexican peso call options outstanding in the notional amount of $11.8 million and $1.7 million, respectively, based on the exchange rate of Ps13.00 and Ps.12.50 per dollar. These options expired on September 8, and May 29, 2004, respectively. The premiums paid were $250 and $40, respectively.
As of December 31, 2004, the Company had two Mexican peso call options outstanding in the notional amount of $1.2 million and $1.7 million, respectively, based on the average exchange rate of Ps13.50 per dollar. These options will expire in September 12 and May 30, 2005, respectively. The premiums paid were $24 and $35, respectively, and were expensed since these contracts did not qualify for hedge accounting.
As of December 31, 2003 and 2004 the Company did not have any outstanding forward contracts.

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Fair value of financial instruments
The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.
The related fair value based on the quoted market prices for the Senior notes due 2007 and SDD or similar issues at December 31, 2003 was $142,922 and $446,956, respectively and at December 31, 2004 was $159,750 and $451,816, respectively. The related fair value based on the quoted market prices for the senior notes due 2012 at December 31, 2003 and 2004 was $205,200 and $209,700, respectively. The fair value based on the quoted market prices for the first amended and restated credit agreement (FARCA) at December 31, 2004 was $133,685.
Foreign currency balances
The company had monetary assets and liabilities denominated in Mexican pesos of Ps1,325 million and Ps261 million and Ps1,137 million and Ps 374 million, at December 31, 2003 and 2004, respectively. At December 31, 2003 and 2004 the exchange rate was Ps11.23 and Ps11.14 per US dollar, respectively.
NOTE 11 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,
	2003	2004

Accounts receivable: (1)

Terminal Ferroviaria del Valle de México, S. A. de C. V.	$1,550
KCS — receivable related to Mexrail (2)		$31,398
Other Grupo TMM’s subsidiaries		171

	$1,550	$31,569

Accounts payable: (1)

KCS	$4,345	$746
Terminal Ferroviaria del Valle de México, S. A. de C. V.		3,068
Other Grupo TMM’s subsidiaries	1,805
Tex-Mex Railway		93

	$6,150	$3,907

(1)	The accounts receivable and payable due from or due to related parties were driven by the services disclosed in the transactions with related parties.

(2)	Account receivable related to the remaining 49% interest in Mexrail.

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The most important transactions with related parties are summarized as follows:

	Year ended December 31,
	2002	2003	2004

Transportation revenues	$10,375	$13,784	$8,148

Terminal service	$(9,933)	$(8,605)	$(10,713)

Car lease	$(1,947)	$(2,256)	$(2,482)

Locomotive and car repair	$(49)	$8	$123

Management fee (a)	$(2,500)	$(2,500)	$(2,500)

Locomotive equipment lease	$(1,834)	$2,127	$3,638

Other	$295	$299	$448

The principal services sold by TFM were general freight and locomotive equipment lease and the principal services received by TFM were terminal services, car hire and management services. These services are usually negotiated with related parties on a cost-plus basis.
(a) Grupo TMM management services agreement
The Company and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM provides certain consulting and management services to the Company commencing in May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, Grupo TMM is to be reimbursed for its costs and expenses incurred in the performance of such services.
KCS Transportation Company (“KCSTC”) management services agreement
The Company and KCSTC, a wholly owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC makes available to the Company certain railroad consulting and management services commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is to be reimbursed for its costs and expenses incurred in the performance of such services.
Amendments
On April 30, 2002, TFM and KCS, as successor in interest through merger with KCSTC, as well as TFM and Grupo TMM, entered into amendments to the management services agreements that provide for automatic annual renewal of the agreements and compensates KCS and Grupo TMM for their services under the agreements. The amendments state that KCS and Grupo TMM each are entitled to receive management fees equivalent to an annual rate of $1,250,000. The management services agreements are terminable by either party upon 60 days written notice.

(25)

NOTE 12 — PROVISION AND ACCRUED EXPENSES:

	December 31,
	2003	2004

Provisions

Insurance claims from customers for merchandise damages during the freight	$2,512	$4,746
Others	1,980	332

	$4,492	$5,078

Accrued Expenses

Salaries and wages	$8,397	$6,561
Purchased services	18,179	14,207
Car repair and locomotive maintenance	7,011	6,728

	$33,587	$27,496

Total provisions and accrued expenses	$38,079	$32,574

NOTE 13 — OTHER LONG-TERM LIABILITIES:

	December 31,
	2003	2004

Alstom Transportes (1)	$21,828	$13,867
Tax payable (2)	9,956	9,956
Seniority premium	847	1,037
Other	1,093	344

	$33,724	$25,204

(1)	Relates to an account payable due for track maintenance and rehabilitation agreement.

(2)	Withholding tax payable derived from senior discount debentures due in 2009. (See Note 9).

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NOTE 14 — STOCKHOLDERS’ EQUITY:
Grupo TFM’s capital stock is variable with a fixed minimum of Ps50,000 and an unlimited maximum. The capital stock of Grupo TFM is divided into series without par value, whose principal differences relate to: a) Series “A” shares with voting rights, which can be held only by persons or companies of Mexican nationality and represent up to 51% of the capital stock of Grupo TFM; b) Series “B” shares with voting rights, which can be held by persons or companies of non-Mexican nationality and represent up to 49% of the capital stock of Grupo TFM, unless authorized by the National Commission of Foreign Investments, in which case the percentage can be higher, and c) Series “L” shares with restricted voting rights, which are not entitled to a dividend preference.
In connection with the original formation of Grupo TFM, the Government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Government also granted the original shareholders of Grupo TFM an option (the “call option”) to purchase the Government’s equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion ($162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (see Note 9) and approximately $93,555 was applied against note receivables from the Government. Thus, the shares acquired by TFM are being considered as treasury shares.
At December 31, 2004 the capital stock of Grupo TFM is represented by 10,063,570 shares as follows:

	Number of shares	Number of shares
Stockholders	(fixed portion of capital stock)	(variable portion of capital stock)

	Series “A”	Series “A”

TMM Multimodal	25,500	3,842,901

	Series “B”	Sub-series “B”

Nafta	24,500	3,692,199

		Sub-series “L-2”

TFM (treasury shares)		2,478,470

Total	50,000	10,013,570

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Pursuant to the new shares sub-series “L-2” granted to TFM, the voting rights attached to these shares are limited to the following matters: (i) extension of the duration of the Company; (ii) premature dissolution of the Company; (iii) change in the object of the Company; (iv) change of nationality of the Company; (v) transformation of the Company; (vi) merger with another company; (vii) the split-up of the Company and (viii) the cancellation of the registration of the shares with the Mexican Stock Exchange or any foreign stock exchange of the shares which might be registered. Except as described above, holders of Sub-series “L-2” shares have no voting rights. Grupo TFM Sub-series “L-2” shares do not confer upon the holders thereof any right to preference dividends.
The sub-series “L-1” shares that were previously held the by Government were cancelled as the call option was exercised by TFM.
The Government retained a 20% interest in TFM’s shares and reserved the right to sell such shares by October 31, 2003 in a public offering. In the event that such public offering does not occur by October 31, 2003, Grupo TFM may purchase the Government’s equity interest in TFM at a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government’s TFM interest, the Government may require Grupo TMM and KCS to purchase the TFM shares at the price discussed above. See Note 17.
Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account dividends paid in excess of this account are subject to a tax equivalent to 42.85%, 40.84% or 38.91% depending on whether paid in 2005, 2006 or 2007 , respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.
In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividend.
NOTE 15 — INCOME TAX, EMPLOYEES STATUTORY PROFIT SHARING, ASSET TAX, AND TAX LOSS CARRYFORWARDS:
Income tax
Grupo TFM and its subsidiaries compute income tax on an individual Company basis. However, Grupo TFM and its subsidiaries (except Mexrail and its subsidiary) are consolidated within tax results of Grupo TMM equal to 60% of Grupo TMM’s ownership interest in each subsidiary. Thus, Arrendadora TFM owes income tax of $2,551 and $1,814 to Grupo TMM as of December 31, 2003 and has made advanced during 2004 amounting $1,841 which will be credited by TMM in the annual tax return.

(28)

Grupo TFM and its subsidiaries had historical consolidated losses (income) for tax purposes of $401,415, $234,403 and ($50,222) for the years ended December 31, 2002, 2003 and 2004, respectively. The difference between tax losses and book income (loss) is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.
The (benefit) expense for income tax charged to income was as follows:

	Year ended December 31,
	2002	2003	2004

Current income tax expense	$—	$10,763	$7,630
Deferred income tax expense	(91,505)	(62,252)	(2,920)

Net income tax (benefit) expense	$(91,505)	$(51,489)	$4,710

Reconciliation of the income tax expense based on the statutory income tax rate to recorded income tax expense was as follows:

	Year ended December 31,
	2002	2003	2004

Income (loss) before income tax	$45,939	$(17,253)	$(5,257)

Income tax at 35% in 2002 and 34% in 2003 and 33% in 2004	$16,079	$(5,866)	$(1,735)

(Decrease) increase resulting from:
Effects of inflationary and devaluation components	15,896	14,122	14,925
Profit sharing		3,804	(1,967)
Tax indexation of depreciation and amortization	(79,240)	(89,313)	(17,597)
Net exchanges losses	(17,396)	(11,472)	7,337
Effects of inflation and remeasurement of tax loss carryforwards	(30,054)	39,507	(25,098)
Non-deductible expenses	1,414	1,863	453
Change in tax rates	1,223	(3,398)	25,221
Other — Net	573	(736)	3,171

Net deferred income tax expense (benefit)	$(91,505)	$(51,489)	$4,710

According to the amendments to the Mexican Income Tax Law enacted in 2004, the income tax rate will decrease one percent per year from 30% in 2005 down to 28% in 2007.

(29)

The components of deferred tax (assets) and liabilities are the following:

	December 31,
	2003	2004

Tax-loss carryforwards	$(479,076)	$(443,785)
Inventories and provisions — Net	(23,474)	(30,130)
Machinery and equipment	43,857	36,140
Concession rights	262,721	239,037
Other	9,426

Net deferred income tax asset	$(186,546)	$(198,738)

Current deferred income tax asset	$8,210	$(147,431)
Long term deferred income tax asset	(194,756)	(51,307)
The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts by estimating future taxable income expected in the foreseeable future and the remaining tax loss carryforwards periods which extend between 2012 through 2046. The taxable income includes estimates of profitability and macroeconomic assumptions which are based on Management’s best estimate as of this date.
Employees’ Statutory Profit Sharing
The components of employees’ statutory profit sharing expense, for the years ended December 31, 2002, 2003 and 2004 are as follows:

	For the years ended
	December 31,
	2002	2003	2004

Deferred	$(25,792)	$(11,528)	$(6,556)

The effects of temporary differences that give rise to significant deferred employees’ statutory profit sharing assets, at December 31, 2003 and 2004 are as follows:

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	December 31,
	2003	2004

Tax-loss carryforwards	$(144,292)	$(151,991)
Inventories and provisions	(1,657)	(1,025)
Properties, net	17,564	20,293
Concession rights	76,457	76,380

Net deferred employees statutory profit sharing asset	$(51,928)	$(56,343)

Current deferred employees statutory profit sharing asset	$7,292	$(44,096)
Long term deferred employees statutory profit sharing asset	(59,220)	(12,247)
The Company recognizes deferred profit sharing taxes for the 10% profit sharing effect of temporary differences and NOLs. The Mexican Tax Authorities challenged the Company’s calculation of deferred profit sharing in the late 1990’s, but the Company prevailed with a Supreme Court ruling in 1999, followed by a Tax Authority Release acknowledging the Company’s ability to continue to calculate profit sharing the way it had been, as well as the Company’s ability to utilize NOL carryforwards in the calculation of Profit Sharing. Due to a technical amendment to the Tax Law in 2002, the Mexican Tax Authorities have been able to reassert their earlier objections. At this time, their objections are limited to whether the Company may deduct NOL carryforwards in the calculation of the Profit Sharing. The Company, after consultation with legal counsel, believes that the Constitution supports the Company’s ability to deduct NOLs. Given this and the Supreme Court’s earlier ruling, the Company believes the Tax Authorities claims are without merit.
Asset tax
The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no asset tax due in 2002, 2003 and 2004.
Tax loss carryforwards
At December 31, 2004 Grupo TFM and its subsidiaries had consolidated tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as shown in the following table:

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	Inflation-indexed
Year in which	amounts as of	Year of
loss arose	December 31, 2004	expiration

1997	$228,096	2046
1998	358,895	2046
1999	9,569	2046
2000	169,249	2046
2001	72,695	2046
2002	421,718	2012
2003	305,240	2046

	$1,565,462

NOTE 16 — COMMITMENTS AND CONTINGENCIES:
Commitments:
Concession duty
Under the Concession, the Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the Concession period. For the years ended December 31, 2002, 2003 and 2004 the concession duty expense amounted to $3,267, $3,599 and $3,359, respectively, which was recorded within operating expenses.
Capital lease obligations
At December 31, 2003 and 2004, the outstanding indebtedness corresponds to two land capital leases for a period of ten years, in which TFM has the option to purchase at the end of the agreement term.
Locomotives operating leases
In May 1998 and September 1999, the Company entered into operating lease agreements for 75 locomotives each, which expire in 17 and 18 years, respectively. At the end of each contract’s term the locomotives will be returned to the lessor. As of December 31, 2004, the Company had received 150 locomotives. Rents under these agreements amounted $29.1 million in 2002, $29.1 million in 2003 and $29.1 million in 2004.

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Future minimum payments, by year and in the aggregate, under the aforementioned leases as of December 31, 2004, are as follows:

Year ending December 31,

2005	$29,095
2006	29,095
2007	29,095
2008	29,095
2009	29,095
2010 and thereafter	285,983

$431,458

Railcars operating leases
The Company leases certain railcars pursuant to operating lease agreements. The term of the contracts vary between 3 and 15 years. Future minimum rental payments as of December 31, 2004, under these agreements are as follows:

Year ending December 31,

2005	$33,871
2006	31,255
2007	27,139
2008	23,168
2009	18,233
2010 and thereafter	60,107

$193,773

Locomotives maintenance agreements
The Company has entered into two locomotive maintenance agreements with third-party contractors, which expire in 2004 and 2018. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.
Track maintenance and rehabilitation agreement
In May 2000, the Company entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya — Lazaro Cardenas stretch, which is comprised of approximately 350 miles of track. Maintenance and rehabilitation expenses amounted to $35.6 million in 2002, $3.4 million in 2003 and $3.4 million in 2004. Under this agreement, the Company estimates receiving future services totaling $27 million in the following 10 years.

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Fuel purchase agreement
On December 19, 1997, the Company entered into a fuel purchase agreement with PEMEX Refinación, under which the Company has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel fuel. The term of the agreement is indefinite but can be terminated for justified cause by each party with a written notification upon 90 days’ notice.
Fuel freight service agreement
On October 30, 2002, the Company entered into a freight service agreement with PEMEX Refinación, which will expire in 2006. Under this agreement the Company has the obligation to provide services amounting in pesos, by year, as shown below:

	Minimum		Maximum

2005	Ps	98,769	Ps	246,922
2006		65,756		164,390

	Ps	164,525	Ps	411,312

Contingencies:
A) Value Added Tax Lawsuit
The Company has filed a claim for the refund of approximately $262 million (Ps 2,111 million) of value added tax, or VAT, paid in connection with the Acquisition (see Note 1).
On September 25, 2002 the Mexican Magistrates Court of the First District or the Federal Court issued its judgment in favor of TFM on the VAT claim, which has been pending in the Mexican Courts since 1997. The claim arose out of the Mexican Treasury’s delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By an unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court’s ruling. The Federal Court’s ruling required the fiscal authorities to issue the VAT refund certificate in the name of TFM. On December 6, 2002 the upper chamber of the Mexican Fiscal Court issued a ruling denying TFM’s right to receive a VAT refund from the Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal.
On June 11, 2003, the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003 TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection (amparo)

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against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court’s determination that TFM had the right to receive the VAT refund certificate. The Federal Court’s ruling stated that the Mexican Treasury’s decision denying delivery of the VAT refund certificate to TFM violated the Mexican Law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Mexican Fiscal Code in effect at that time.
In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM’s VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Fiscal Court, resolved that TFM had proved its case, and that a “ficta denial” occurred, declaring such denial null and void as ordered by the Fiscal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM’s VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT refund certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997. On October 13, 2003, the Mexican Tax Attorney of the Federal Government (Procuraduría Fiscal de la Federación) filed for a review of the Fiscal Court’s ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court’s ruling remained in place.
On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of Ps2,111 million.
On January 20, 2004, the Mexican Fiscal Administration Service (Servicio de Administración Tributaria or SAT) issued a provisional attachment of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. In the preliminary summation finding, the SAT noted that the Company, “... wrongfully declared a VAT receivable for Ps2,111 million, which in the Company’s opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal...” and as a result, the VAT cannot be credited. TFM believes the claim has no merits and as of this date, no tax liability has been levied against TFM.
On March 16, 2005, TFM was notified by the SAT that it had finished its audit of TFM’s 1997 tax returns. The SAT has not yet assessed any penalties or taxes against TFM as a result of this audit. As a part of the conclusion of the audit, the SAT confirmed its provisional attachment of the original value added tax refund certificate, which had been delivered to TFM on January 19, 2004.

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On November 24, 2004, the Federal Appeals court ordered the issuance of the VAT refund certificate to TFM including the effects of inflation and interest on the original claimed amount. This resolution is final and cannot be appealed to a higher court. The Fiscal Court could not change, and did not change, the sense of the resolution of the Federal Appeals Court in its resolution on January 26, 2005. The Fiscal Court ordered the Mexican Treasury to issue to TFM a certificate including inflation and interest. After applying the formula indicated in the resolution, the face value of the Certificate would be Ps12,375 million as of December 31, 2004 (approximately $1.1 billion dollars at the then exchange rate).
On February 18, 2005 a favorable written decision of the Federal Tribunal of Fiscal and Administrative Justice or the Fiscal Court, carrying out the mandate of the Federal Court of the First Circuit (the “Federal Appellate Court”), dated November 24, 2004, recognized TFM’s legal right to receive not only the original amount of VAT refund due from the Mexican Government (approximately Ps. 2,111 million pesos), but also for inflation and interest on that amount since 1997. In its written decision, the Fiscal Court states that TFM’s legal right to receive the fully inflated VAT refund was expressly established in the Federal Appellate Court’s prior decision in this case, issued on June 11, 2003. In implementing the June 11, 2003 and November 24, 2004 Federal Appellate Court decisions, the Fiscal Court ordered the federal tax authorities to make the VAT refund to TFM through a single certificate issued in TFM’s name, and to refund through that certificate the original amount of the VAT refund due, increased for inflation and interest from the date the tax authorities should have made the refund in 1997, until the date that the refund certificate is actually delivered to TFM. The Fiscal Court also vacated its prior decisions in this matter.
As of December 31, 2004, no gain has been reflected for financial reporting purposes.
B) The Mexican Government Put
In October 2003, Grupo TFM requested that a federal judge in Mexico provide an appropriate interpretation of the Put Agreements. When the Government opened the Mexican railroad system to private investment, it retained a 20% equity interest in TFM. The intention was to sell these shares through a public offering, at such time as the Government considered it appropriate and with approval of the Comisión Nacional Bancaria y de Valores- “CNBV”, with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM.
Additionally, TFM’s bid contained the following condition: “The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the Bolsa Mexicana de Valores- “BMV”, at the initial offering prices plus respective interest”.
The Company believes that under the Put Agreements, the Government agreed to comply with the following process in order to sell the equity interest that the Government retains in TFM:
1. Register the TFM shares with the BMV;

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2. Receive the approval of the CNBV to exercise the put;
3. Request that TFM provide all information necessary to place the Government’s equity stake in the equity markets; and
4. Place the number of TFM shares it is able to in the equity markets once all necessary approvals are granted.
When the above steps are completed, the Government is to notify Grupo TFM of the number of TFM shares that could not be placed in the equity markets and is to request that Grupo TFM acquire those shares at the minimum stipulated price. The Company does not believe that any of the steps described above have been carried out. As a result, the Company believes that the Government has not yet completed the steps required for it to request that Grupo TFM acquire the equity stake in TFM held by the Government.
The price of the Government’s interest, as indexed for Mexican inflation, as of December 31, 2003 was approximately 1,570.3 million UDIS (representing Ps5,264 million, or approximately $468.4 million). This amount may not be equal to the fair market value of the Mexican Government’s interest.
Nevertheless, and notwithstanding the judicial proceeding initiated by Grupo TFM in October 2003, on October 31, 2003, the SCT requested that Grupo TFM confirm whether it intends to purchase the TFM shares subject to the put rights of the Government. Grupo TFM responded that the purchase of the Government’s shares of TFM was the subject of an ongoing judicial proceeding that had yet to be resolved. On November 3, 2003, the SCT stated in a communication to Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Government’s TFM shares would be made through the SAT.
Grupo TFM requested that a federal court review the SCT’s communications with respect to the Government’s put rights. On December 16, 2003, the Fourth Administrative District Court issued an injunction ordering the parties to maintain the status quo pending judicial resolution of the dispute. In order for the injunction to be effective, the Fourth Administrative District Court required that Grupo TFM post a bond for the equivalent of six months of interest on the exercise price of the Government’s put option to be calculated at an interest rate of 6% per annum (approximately Ps160 millions or approximately $14.3 million at December 31, 2003).
However, as no further action has been taken by the Government to enforce its rights in connection with the put shares, Grupo TFM’s obligation to post such a bond is considered discretionary under Mexican law. Consequently, Grupo TFM has elected, for the time being, not to post the bond so as not to incur unnecessary expense. Grupo TFM has the right to post the bond at any time while the amparo proceeding is pending. Grupo TFM will vigorously defend its view that the Government has not fulfilled the prescribed steps required to exercise its put rights. Although Grupo TFM believes that it will prevail in legal proceedings related to these matters, there can be no assurance that it will prevail.

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The Government has the right to first put the shares to Grupo TFM although Grupo TFM has not obligation to acquire such shares. In the event that Grupo TFM does not acquire the shares, Grupo TMM and KCS, or either Grupo TMM or KCS, are obligated to purchase the Government’s interest (jointly liable). Grupo TMM and KCS have cross indemnities in the event the Government requires only one of them to purchase its interest. The cross indemnities allow the party required to purchase the Government’s interest to require the other party to purchase its pro rata portion of such interest.
In 2004, those procedures continue under litigation and therefore are pending of final resolution. No amounts have been recognized in these financial statements related to the put.
C) Ferrocarril Mexicano, S. A. de C. V., or Ferromex, Disputes
TFM and Ferromex have not been able to agree upon the rates each of them is required to pay to the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM’s rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated and administrative proceeding requesting a determination of such rates by the SCT.
In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services and trackage and haulage rights. TFM believes that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to TFM by Ferromex exceed the amount of payments that Ferromex claims TFM owes to Ferromex for such services and rights. Accordingly, TFM believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the Third Civil Court of Mexico City rendered its judgment in favor of TFM. Ferromex appealed the judgment and TFM prevailed in such appeal. Ferromex, as a last resource, initiated amparo proceedings before Federal Courts, and obtained a resolution that orders the higher local court to review the case again exclusively for the interline services. The higher local court issued a new ruling which both, Ferromex and TFM claimed in a new amparo proceeding at the Federal Court, and which is pending resolution. TFM cannot predict whether it will ultimately prevail.
In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, TFM filed a counterclaim against Ferromex relating to these actions. TFM has also initiated several judicial and administrative proceedings at the SCT to seek the imposition sanctions against Ferromex for violations to the trackage rights in the route from Celaya to Silao, which to date have not been resolved.
TFM has also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the SCT and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. TFM cannot predict whether it will ultimately prevail on such proceedings.

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In March 2002, the SCT issued its ruling in response to TFM’s request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. TFM cannot predict whether it will ultimately prevail. TFM believes that even if the rates established in the ruling go into effect and TFM and Ferromex begin using the long-distance trackage rights over each other’s rail line, this will not have a material adverse effect on TFM’s results of operations. A separate ruling was issued confirming TFM’s right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before the Federal Courts, where Ferromex obtained the suspension of such ruling. TFM requested and obtained amparo proceeding against such suspension and Ferromex appealed the resolution granting the amparo to TFM. The final resolution of the appeal of Ferromex is pending. TFM cannot predict whether it will ultimately prevail in this amparo proceeding as well as on the main procedure regarding TFM’s right to use the Celaya-Silao stretch of Ferromex track.
Both Ferromex and TFM have suspended the reconciliation of their balances in 2003, and have initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights.
In 2004, these proceedings continue to be litigated and therefore are pending of final resolution.
D) Dispute between Grupo TMM and KCS
On April 20, 2003, Grupo TMM entered into the Acquisition Agreement with KCS, which owns a 49% voting interest in Grupo TFM, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM, which owns 80% of TFM and through which its railroad operations are conducted. Under the agreement, KCS was to acquire the Grupo TMM’s interest in Grupo TFM in exchange for $200 million in cash and 18,000,000 shares of common stock of KCS’s successor corporation. In addition, Grupo TMM was to have the right to receive an additional earn out of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim against the Government by TFM was successfully resolved prior to the execution by the Government of its “put” rights in certain shares of TFM and the amount of VAT Proceeds received was greater than the purchase price of the “put” shares held by the Government. Completion of the TFM sale was subject to approval by (i) holders of Grupo TMM existing notes, (ii) the shareholders of KCS and (iii) the shareholders of Grupo TMM, receipt of certain governmental approvals in the United States and Mexico and other customary conditions.
On August 18, 2003, Grupo TMM’s shareholders voted to reject the Acquisition Agreement. In addition, Grupo TMM’s Board of Directors met on August 22, 2003 and voted to terminate the Acquisition Agreement.

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KCS disputed Grupo TMM rights to terminate the Acquisition Agreement and alleged certain breaches by Grupo TMM of the Acquisition Agreement. Under the terms of the Acquisition Agreement, the parties submitted these disputes to binding arbitration.
In March 2003, Grupo TMM announced that the three-member panel in the arbitration proceeding between KCS and Grupo TMM concluded, in an interim award, that the rejection of the Acquisition Agreement by Grupo TMM’s shareholders in its vote on August 18, 2003, did not authorize Grupo TMM to terminate the Agreement. Accordingly, the three-member panel indicated the Agreement will remain in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching the conclusion, the panel found it unnecessary to determine whether approval by Grupo TMM’s shareholders is a “condition” of the Agreement.
On December 15, 2004, KCS entered into a new Acquisition Agreement with Grupo TMM and other parties under which KCS ultimately would acquire control of TFM through the purchase of shares of common stock of Grupo TFM. Under the terms of the Acquisition Agreement, KCS would acquire all of the interest of Grupo TMM in Grupo TFM for $200.0 million in cash, 18 million shares of KCS common stock, $47.0 million in a two-year promissory note subject to satisfaction of conditions of an escrow agreement, and up to $110.0 million payable in a combination of cash and stock related to the final resolution of the VAT claim and PUT as such term is defined in the Acquisition Agreement.
As a consequence of the new acquisition agreement of Grupo TFM all disputes between KCS and TMM would be dismissed. (See note 17).
E) Other Legal Disputes involving KCS
Several Grupo TFM and TFM board of directors meetings have taken place since August 25, 2003. KCS and certain of its representatives have initiated judicial proceedings in Mexico seeking the nullification of such board meetings. In addition, KCS has initiated another proceeding seeking the nullification of Grupo TFM’s November 24, 2003 shareholders’ meeting. The Company believes that KCS’s claims in this connection are without merit. At present, the Company has responded to all claims concerning which the Company has been served. Although the Company cannot assure the outcome of the proceedings resulting from these claims, the Company believes that none of the underlying claims initiated by KCS in Mexico, if ultimately determined in favor of KCS, will have a material adverse effect on Grupo TFM or TFM.
As a consequence of the new acquisition agreement of Grupo TFM all disputes between KCS and Grupo TFM would be dismissed.

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F) Other legal proceedings
•	The Company is a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s Management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

•	The Company has significant transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company has the transfer pricing study from 2003 and is in the process of updating such report.

•	In January 2004, TFM and Arrendadora TFM assumed joint and several responsibility for the prepayment of federal taxes.

•	The Secretaría of Administración Tributaria, which is empowered to verify tax returns for the last five years, is performing a review of TFM’s 2000 and 2001 tax returns. At present no final conclusion has been reached from the tax authorities; however, the Company believes that no material adverse effect would result from these reviews.
NOTE 17 — SUBSEQUENT EVENT:
a.	The shareholders of Grupo TMM approved unanimously the Board of Directors’ recommendation to sell TMM’s 51 percent voting interest in Grupo TFM to KCS at a shareholder meeting held on January 11, 2005.

b.	Mexican Supreme Court Cases Relating to Statutory Profit Sharing Accounting (unaudited) The Company calculates profit sharing liabilities as 10% of its net taxable income. In calculating the net taxable income for profit sharing purposes, the Company deducts net operating loss, or NOL, carryforwards. The application of NOL carryforwards can result in a deferred profit sharing asset for a given period instead of a profit sharing liability. The Mexican tax authorities had challenged the Company’s calculation of profit sharing liabilities in the late 1990s, but the Company prevailed with a Mexican Fiscal Court ruling in 1999 followed by a Tax Authority Release acknowledging the Company’s ability to continue to calculate profit sharing the way the Company had been, including the deduction of NOL carryforwards in the calculation of net taxable income for profit sharing purposes. However, since a technical amendment to the Mexican tax law in 2002, the Mexican tax authorities have objected to the Company’s deduction of NOL carryforwards in the calculation of net taxable income for profit sharing purposes following such amendment, which objection the Company has challenged in court. On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that NOL carryforwards could not be deducted when

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calculating net taxable income for profit sharing liability purposes. None of the four cases involved Grupo TFM or TFM. Because these rulings took place subsequent to the issuance of the Company’s 2004 accounts, the decisions do not give rise to a restatement of any amounts recorded as of December 31, 2004. In light of these decisions, the Company’s management is currently assessing the potential impact of these rulings on the Company’s accounting practices relating to the application of NOL carryforwards for its 2005 U.S. GAAP accounting. In the event that the Company had not been able to deduct NOL carryforwards from its profit sharing liabilities in respect of its financial statements through December 31, 2004 for U.S. GAAP reconciliation purposes, such financial statements would have been negatively affected by the elimination of a cumulative amount of U.S.$72.0 million in NOL carryforwards as of December 31, 2004. There would have been no effect on the Company’s financial statements under IFRS, which does not require the establishment of assets or liabilities relating to these carryforwards.

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